THE REAL BROKERAGE COMMENCES NORMAL COURSE ISSUER BID

TORONTO & NEW YORK--(BUSINESS WIRE)--May 24, 2023--The Real Brokerage Inc. (the "Company" or "Real") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that the Toronto Stock Exchange ("TSX") has approved the Company's normal course issuer bid (the "NCIB").

Pursuant to the NCIB, Real may purchase up to 9,006,526 of its common shares ("Common Shares"), representing approximately 5% of its issued and outstanding Common Shares of 180,130,539 as of May 18, 2023. The NCIB will be conducted during the twelve-month period commencing May 29, 2023 and ending May 28, 2024.

Under the NCIB, other than purchases made under block purchase exemptions, Real may purchase up to 2,826 Common Shares on the TSX during any trading day, which represents approximately 25% of 11,304, which represents the average daily trading volume on the TSX for the most recently completed six calendar months prior to the TSX's acceptance of the notice of the NCIB.

The Company has established a Restricted Share Unit Plan ("RSU Plan"), an omnibus incentive plan (the "Omnibus Plan") and an amended and restated omnibus incentive plan (the "A&R Plan" and together with the RSU Plan and the Omnibus Plan, the "Plans") for the benefit of designated participants. Designated participants are employees, officers or consultants of the Company or a related entity of the Company as the Company's board of directors may designate from time to time as eligible to participate in Plans. Under the Plans, vested restricted share units ("RSUs") are redeemable for Common Shares, a cash payment equivalent to the value of a Common Share or a combination of cash or Common Shares. The Plans provides that Common Shares available to satisfy such redemption will be acquired on the market. The NCIB is being conducted to acquire the Common Shares for the purposes of the Plans.

In April 2021, Real appointed CWB Trust Services ("CWT") as the trustee for the purposes of arranging for the acquisition of the Common Shares and to hold Common Shares in trust for the purposes of the Plans as well as deal with other administration matters. Through CWT, RBC Capital Markets ("RBCCM") has been engaged to undertake purchases under the NCIB for the purposes of the Plans.

The Common Shares acquired will be held by the CWT until the Common Shares are transferred to the designated participants or sold in the market with the proceeds to be transferred to designated participants under the terms of the Plans to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

Although the Company intends to purchase Common Shares under the NCIB, there can be no assurances that any such purchases will be completed. Any purchases made under the normal course issuer bid will be made by Real at the prevailing market price at the time of acquisition and through the facilities of the TSX, Nasdaq and alternative Canadian trading systems. The Company may rely on an automatic purchase plan during the NCIB. The automatic purchase plan would allow for purchases by the Company of Common Shares during certain predetermined blackout periods, subject to certain parameters and approval of the TSX.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, the statements regarding Common Share repurchases under the NCIB.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real not purchasing a portion, or all of, the Common Shares that Real may purchase under the NCIB. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Contacts

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:
Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com